SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated October 18, 2019, CRESUD SACIFyA reports that its Board of Directors has approved the granting of a loan of 3,235,000 American Depositary Receipts (ADRs) of IRSA Inversiones y Representaciones Sociedad Anónima, held by the Company, to Inversiones Financieras del Sur S.A., a company controlled by the Company’s president. The loan has been guaranteed by Inversiones Financieras del Sur S.A. with shares of equivalent value.

Having consulted the Audit Committee in the terms of Chapter III of the Rules of the National Securities Commission, as well as articles 72 and  110 Inc. h) Section IV of the Capital Market Law Nº26.831, it has issued an opinion without objections to be made regarding the transaction above mentioned. Such opinion is at disposal of the Shareholders in the corporate headquarters.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  October 18, 2019